SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

POLYMEDICA CORPORATION

(Name of Subject Company (issuer))

POLYMEDICA CORPORATION, AS OFFEROR
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE
AND THE ASSOCIATED STOCK PURCHASE RIGHTS
(Title of Class of Securities)

731738100
(CUSIP Number of Class of Securities)

DEVIN J. ANDERSON
GENERAL COUNSEL AND SECRETARY
POLYMEDICA CORPORATION
11 STATE STREET
WOBURN, MA 01801
(781) 933-2020

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

COPIES TO:
STEVEN M. PECK, ESQ.
WEIL, GOTSHAL & MANGES LLP
100 FEDERAL STREET, 34TH FLOOR
BOSTON, MA 02110
(617) 772-8300

CALCULATION OF FILING FEE:

Transaction Valuation(1)                    Amount of Filing Fee(2)

$150,000,000                    $17,655

(1)	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,316,546 shares of common stock at the maximum tender offer price of $37.50 per Share.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,655
Form or Registration No.: Schedule TO Filing Party: PolyMedica Corporation Date Filed: May 26, 2005

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by PolyMedica Corporation (the “Company”) on May 26, 2005, as amended and supplemented by Amendment No. 1 and Amendment No. 2 to the Tender Offer Statement filed with the Commission on June 13, 2005 and on June 24, 2005, respectively (the “Schedule TO”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to purchase shares of its outstanding common stock, $0.01 par value per share, including the associated stock purchase rights issued under the Rights Agreement, between PolyMedica and Equiserve Trust Company, dated September 13, 2002, with an aggregate purchase price of up to $150 million, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2005 and in the related Letter of Transmittal, which are Exhibit (a)(1)(i) and Exhibit (a)(1)(ii) to the Schedule TO, respectively (which, as amended and supplemented from time to time, together constitute the “Offer”). This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer is incorporated in this Amendment No. 3 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

     (b)(iii) On July 11, 2005, the Company issued a press release announcing the preliminary results of the tender offer, which expired 12:00 midnight, Eastern Time, on Friday, July 8, 2005. A copy of this press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

     (a)(5)(iii) Press Release, dated July 11, 2005 (announcing the preliminary results of the tender offer).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

POLYMEDICA CORPORATION

	/s/	Devin J. Anderson

	Name:	Devin J. Anderson
	Title:	General Counsel and Secretary

Date: July 11, 2005

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated May 26, 2005.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Clients.*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, TrustCompanies and other Nominees.*

(a)(1)(vi)	Letter to Shareholders from the Chief Executive Officer of the Company, dated May 26, 2005.*

(a)(1)(vii)	Form of Notice to Holders of Vested Options to Purchase Shares of the Company’s Common Stock.*

(a)(1)(viii)	Supplement to the Offer to Purchase dated, June 24, 2005.**

(a)(1)(ix)	Form of Amended Letter of Transmittal.**

(a)(1)(x)	Amended Notice of Guaranteed Delivery.**

(a)(1)(xi)	Form of Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 24, 2005.**

(a)(1)(xii)	Form of Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated, June 24, 2005.**

(a)(1)(xiii)	Amended Letter to Shareholders from the Chief Executive Officer of the Company, dated June 24, 2005.**

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated May 26, 2005.*

(a)(5)(ii)	Press Release, dated June 24, 2005 (announcing the extension of the expiration date of the tender offer, an increase in the purchase price and decrease in the number of shares

EXHIBIT
NUMBER	DESCRIPTION
subject to the tender offer).**

(a)(5)(iii)	Press Release, dated July 11, 2005 (announcing the preliminary results of the tender offer).***

(b)(1)	Credit Agreement, dated April 12, 2005, between PolyMedica Corporation and Bank of America, N.A., Wachovia Bank, National Association, Citizens Bank of Massachusetts, Banc of America Securities LLC and Wachovia Capital Markets, LLC, incorporated by reference to the Company’s Current Report on Form 8-K filed April 18, 2005.

(b)(2)	Credit Agreement Supplement and Amendment, dated as of May 24, 2005.*

(d)(1)	PolyMedica Corporation 1990 Stock Option Plan, as amended, incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1995.

(d)(2)	PolyMedica Corporation 1992 Directors’ Stock Option Plan, as amended, incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended March 31, 1994.

(d)(3)	PolyMedica Corporation 1998 Stock Incentive Compensation Plan, as amended.*

(d)(4)	PolyMedica Corporation 2000 Stock Incentive Plan, as amended, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(d)(5)	PolyMedica Corporation 1992 Employee Stock Purchase Plan, as amended, incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1995.

(d)(6)	PolyMedica Corporation 2001 Employee Stock Purchase Plan, as amended.*

(d)(7)	Rights Agreement, between the Company and Equiserve Trust Company, as Rights Agent, dated as of September 13, 2002, which includes as Exhibit A the Form of Certificate of Vote of the Series B Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificates and as Exhibit C the Summary of Rights to Purchase Preferred Stock, incorporated herein by reference to the Company’s Current Report on Form 8-K filed September 16, 2002.

(d)(8)	Employment Agreement by and between the Company and Stephen C. Farrell dated September 1, 2000, incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2001.

(d)(9)	Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated April 16, 2001, incorporated herein by reference to the

EXHIBIT
NUMBER	DESCRIPTION
Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2001.

(d)(10)	Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated September 24, 2001, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(d)(11)	Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated October 12, 2001, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(d)(12)	Letter Agreement amendment to Employment Agreement by and between the Company and Mr. Stephen C. Farrell dated May 31, 2002, incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002.

(d)(13)	Retention Agreement by and between the Company and Stephen C. Farrell dated March 7, 2002, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(d)(14)	Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated July 15, 2002, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(d)(15)	Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated February 5, 2003, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2002.

(d)(16)	Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated August 29, 2003, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(d)(17)	Letter Agreement amendment to Retention Agreement by and between the Company and Stephen C. Farrell dated November 3, 2003, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003.

(d)(18)	Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated November 3, 2003, incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003.

(d)(19)	Employment Agreement by and between the Company and William B. Eck dated March 1, 2004, incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

(d)(20)	Retention Agreement by and between the Company and William B. Eck dated March 1, 2004, incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

EXHIBIT
NUMBER	DESCRIPTION
(d)(21)	Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated January 30, 2004, incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

(d)(22)	Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated May 17, 2004, incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

(d)(23)	Employment Agreement by and between the Company and Patrick T. Ryan dated September 27, 2004, incorporated herein by reference to the Company’s Current Report on Form 8-K filed October 1, 2004.

(d)(24)	Retention Agreement by and between the Company and Patrick T. Ryan dated September 27, 2004, incorporated herein by reference to the Company’s Current Report on Form 8-K filed October 1, 2004.

(d)(25)	Employment Agreement by and between the Company and Keith W. Jones dated February 9, 2005, incorporated herein by reference to the Company’s Current Report on Form 8-K filed February 14, 2005.

(d)(26)	Retention Agreement by and between the Company and Keith W. Jones dated February 9, 2005, incorporated herein by reference to the Company’s Current Report on Form 8-K filed February 14, 2005.

(d)(27)	Restricted Stock Agreement by and between the Company and Patrick T. Ryan dated March 18, 2005.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO on May 26, 2005.

**	Previously filed on Amendment No. 2 to Schedule TO on June 24, 2005.

***	Filed herewith.